Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere and incorporated by reference in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.

Except where the context otherwise requires, for purposes of this report, the term:

●	“Operating Subsidiaries” refers to WIN100 TECH, WIN100 WEALTH, ZYCL and ZYSL;

●	“TFGL”, “TOP”, the “Company”, “we,” “us,” “or “our” refers to TOP Financial Group Limited, a Cayman Islands exempted company, and, in the context of describing its operation and business, its subsidiaries;

●	“TOP 500” refers to TOP 500 SEC PTY LTD, a company formed under the laws of Australia;

●	“TOP ASSET MANAGEMENT” refers to TOP ASSET MANAGEMENT PTE.LTD., a company formed under the laws of Singapore;

●	“TOP FINANCIAL” refers to TOP FINANCIAL PTE.LTD., a company formed under the laws of Singapore;

●	“WIN100 TECH” refers to WIN100 TECH Limited, a company incorporated under the laws of British Virgin Islands.

●	“WIN100 WEALTH” refers to WIN100 WEALTH LIMITED, a company incorporated under the laws of the British Virgin Islands;

●	“Winrich” refers to Winrich Finance Limited, a company incorporated under the laws of the Hong Kong;

●	“ZYAL BVI” refers to ZYAL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYCL” refers to Zhong Yang Capital Limited, a company with limited liability under the laws of Hong Kong.

●	“ZYCL BVI” refers to ZYCL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYFL (BVI)” refers to ZYFL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands;

●	“ZYIL (BVI)” refers to ZYIL (BVI) Limited, a company incorporated under the laws of the British Virgin Islands;

●	“ZYNL (BVI)” refers to ZYNL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYPL (BVI)” refers to ZYPL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYSL” refers to Zhong Yang Securities Limited, a company with limited liability under the laws of Hong Kong.

●	“ZYSL (BVI)” refers to ZYSL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYTL (BVI)” refers to ZYTL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

●	“ZYXL (BVI)” refers to ZYXL (BVI) Limited, a company incorporated under the laws of British Virgin Islands.

Overview

TOP Financial Group Limited (“TFGL”) is a holding company incorporated in the Cayman Islands with operations conducted in Hong Kong by its operating subsidiaries, ZYSL and ZYCL, both incorporated in Hong Kong, and WIN100 TECH and WIN100 WEALTH, both incorporated in the British Virgin Islands (collectively, the “Operating Subsidiaries”). We, through our Operating Subsidiaries, are an online provider of securities and futures trading services founded in Hong Kong by a group of experienced professionals and talents. Our goal is to become the preferred trading platform for Asian investors worldwide. We enable our customers to trade on renowned stock and futures exchanges around the world, including the Chicago Mercantile Exchange (“CME”), Hong Kong Futures Exchange (“HKFE”), The New York Mercantile Exchange (“NYMEX”), The Chicago Board of Trade (“CBOT”), The Commodity Exchange (“COMEX”), Eurex Exchange (“EUREX”), ICE Clear Europe Limited (“ICEU”), Singapore Exchange (“SGX”), Australia Securities Exchange (“ASX”), Bursa Malaysia Derivatives Berhad (“BMD”), and Osaka Exchange (OSE). We create value for our customers by providing reliable trading platforms, user-friendly web and app interface, and 24-hour seamless customer support. Our Operating Subsidiaries generate revenues primarily by charging commission fees on futures transactions at a flat rate for each futures transaction contract, and trading solution services fees charged at a fixed rate per transaction with a minimum monthly fee. Currently our customers are mainly high volume and frequency trading institutional and individual investors.

Our revenues were US$7.1 million and US$5.2 million for the six months ended September 30, 2023 and 2022, respectively. The increase in our revenues for the year 2023 was primarily attributable to our revised business strategy to diversify our services provided to customers, rather than focus on futures brokerage commissions. We believe such changes realigned the revenue generating directives with changes in the macroeconomic conditions. We, through our Operating Subsidiaries, generated net income of US$3.7 million and US$1.8 million for the six months ended September 30, 2023 and 2022, respectively. We plan to keep our business growing by expanding our customer base to include retail investors of a wider range of wealth within the Asian communities across the globe, by increasing the products we offer to include securities and futures from a larger number of stock exchanges, and offering services such as asset management, and over-the-counter (OTC) derivatives trading services business.

Recent Developments

On April 12, 2023, we, through ZYAL, closed an acquisition of 100% equity interest in TOP 500 from the sole shareholder of TOP 500 (the “Seller”). The Seller is a company controlled by Junli Yang, our Chairwoman of the Board of Directors. TOP 500 is a brokerage firm in Australia that owns an Australian Financial Services License (AFSL: 328866). TOP 500 provides financial services in Australia that includes arranging or providing financial advice on financial products such as derivatives, foreign exchange contracts, stock and bond issuance etc.

On December 20, 2023, we held the annual shareholders meeting. As approved by the shareholders, the authorized share capital was increased from US$l50,000.00 divided into 150,000,000 shares of a nominal or par value of US$0.001 each to US$l,000,000.00 divided into 1,000,000,000 shares of a nominal or par value of US$0.001 each, and the Board of Directors was authorized to, at its discretion without further approval of the shareholders, to adopt a dual-class share capital structure to (i) re-classify all Ordinary Shares issued and outstanding into class A ordinary shares with a par value of US$0.001 each with one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class A Ordinary Shares”) on a one for one basis; (ii) re-designate 10,000,000 authorized but unissued Ordinary Shares into 10,000,000 class B ordinary shares with a par value of US$0.001 each with fifty (50) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association (the “Class B Ordinary Shares”) on a one for one basis; and (iii) re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis. As of the date of this report, our Board of Directors has not adopted a dual-class share capital structure.

Operating Results.

Factors Affecting Our Results of Operations

Our business and operating results are influenced by general factors that affect the online securities and futures brokerage industry focusing on Southeast Asian investors, including economic and political conditions, the evolving needs of investors, changes in trading volume, changes in demand for online trading, changes in wealth and availability of funds of our target customers, and regulatory changes governing the online brokerage industry. In addition, the following company specific factors can directly affect our results of operations materially:

Our ability to retain existing customers and attract new customers in a cost-effective manner

We consider customers churn rate to be an important indicator of our attractiveness to customers. Our total registered customer number increased from 296 as of March 31, 2023 to 325 as of September 30, 2023.

In the six months ended September 30, 2023, we had 46 revenue-generating accounts in total, including 8 accounts for futures trading and 29 accounts for securities trading, nil accounts for structured notes subscriber services and 9 accounts for trading solution services. During the six months ended September 30, 2022, we had 26 revenue-generating accounts in total, including 10 accounts for futures trading, 7 accounts for securities trading, nil accounts for structured notes subscriber services and 9 accounts for trading solution services.

Our top five customers accounted for 35% and 77.1% of our total revenues for the six months ended September 30, 2023 and 2022, respectively. Our customers are mainly sourced by referral through our shareholders’ expansive and expanding social and professional networks of high-net-worth individuals. Currently, we have not incurred significant spending on marketing activities. To expand our business, we aim to diversify our customer base by attracting smaller retail customers, whom we can charge higher commission rates. We expect to incur expenses in our promotional efforts through different online and offline media/ channels to increase the number of customer accounts, which can potentially lead to trading volume and revenues.

We currently pursue a niche market strategy in Hong Kong. We have established two subsidiaries in Singapore during the year of 2023, and one subsidiary in Australia in the six months ended September 30, 2023, and planned to expand to Southeast Asia as the first step in achieving the final goal of becoming the preferred online trading platforms for Asian investors worldwide, including the United States. As a relatively young firm new to the market, although we face competition from bigger, better capitalized, and well established companies including other trading firms and banking institutions, our ability to understand and meet our target customers’ needs, coupled with our strong client relationships, allow us to rise to the challenge. Our ability to continuously provide our customers with low-latency trading platforms and high quality services at competitive prices, and the outcome of our advertising and marketing activities, will affect whether we can retain our existing customers and attract new customers.

Our ability to earn commissions from brokerage services

We charge commission fees for the brokerage services we offer. Our ability to earn commission fees, interest income largely depends on the number of customers on our trading platforms and their trading volume, and the commission rates we charge.

It has become increasingly common for online trading platforms to offer free brokerage services. As a provider of brokerage services on chargeable only trading platforms, we are confident that we can differentiate ourselves from our competitors, as we offer low-latency trading platforms, a wide range of products from multiple exchanges, quality customer services and maintain a good relationship with our customers. Most of our customers are professional customers seeking for quality trading platforms to execute their orders timely and accurately rather than cost saving.

We anticipate a future possibility of having to lower our commission rates in order to remain competitive, but we believe that a larger trading volume would make up for the effects of lowered commission rates on our revenues. We also plan to develop new sources of income from asset management, and CFD products and services, as we have seen the demand for these services by our customers.

Our ability to effectively improve technology infrastructure

Our technology infrastructure and compliance capabilities are critical for us to offer high quality products and services as well as to retain and attract users and customers. They also enable us to facilitate secure, fast and cost-efficient financial transactions on our platform. We must continue to upgrade and expand our technology infrastructure and to strengthen our compliance system to keep pace with the growth of our business and to develop new features and services for our users and customers. With the continuous improvement of our technology infrastructure and compliance capabilities, we are able to serve more consolidated accounts. We also expect cash segregated for regulatory purposes and payables due to customers on our balance sheet to increase significantly as a result of such growth. We intend to invest more resources on customer verification, record keeping, compliance and trading-related functions for consolidated accounts. Our ability to serve more consolidated accounts, depends on, among other things, our ability to support all aspects of customer verification, record keeping and compliance functions using our technology and human resources.

Our ability to develop a diverse customer base and offer new and innovative products and services

Historically, we have generated a significant portion of our revenues through the provision of online brokerage services including commissions for execution of trades and interest income. Key success factors of the online brokerage industry include expansion of products and services that add value to customers, acquisition of licenses in different jurisdictions and enhancement of user experience. To this end, we intend to continue strengthening the innovation, security, efficiency and effectiveness of our brokerage services, including our user-friendly interface, comprehensive functionalities and customer service capabilities. Particularly, we intend to expand our service offerings to CFD trading and increase the proportion of revenues generated from them.

We also plan to continue integrating value-added services, including asset management services to increase revenues streams. Our ability to maintain and attract new customers principally depends on the quality of our products and services as well as our brand equity. We expect our operating cost and expenses to continue to increase as we provide more innovative and effective products and services.

OTC Derivatives trading services

In November 2023, we engaged in the OTC Derivatives trading services business and considered to set the business as the major development focus for the year 2024. The Company entered into ISDA master agreements and related supplementary agreements with some of the top OTC Derivatives traders. When clients placed an order for OTC Derivatives trades on certain stock, we placed the same order back-to-back with the OTC Derivatives traders for execution and we also facilitate client’s OTC Derivatives trading when an offsetting transaction from another client is not available, we may choose to act as a principal (i.e. market maker) to trade with the client.

The OTC Derivatives trading are short-term contracts between 1 to 3 months, around 80% are 1-month contracts. For every 5-10% of premium of deposit being placed by client, a revenue between 0.5 to 1% of nominal value of income will be generated. The cost of this new business is relatively low.

The Company would assume risks related to the business caused by market fluctuations, operational, and legal and regulatory concerns. It will manage the associated risks through the following policy and procedures:

●	Position limit of the business will not exceed the shareholders’ funds.

●	Issuance of structured note to bring in additional Investors to join the Company to act as principal to trade with clients when offsetting transactions from another client is not available.

●	In-house traders are ready to monitor and review on day-to-day operation and execution.

●	Our Chief Executive Officer and Chairwoman would conduct daily review after trading hours, which is one part of the routine monitoring procedure to ensure the relevant procedure to be effective.

Asset Management Services

Based on our clients’ different needs, we plan to provide personalized investment strategies to optimize their asset allocations. Our clients can purchase a wide variety of investment portfolios, which include assets such as stocks, bonds, ETFs, investment funds and derivatives. We charge management fees based on their assets under management as well as commissions for certain transactions.

Our ability to provide stable and low-latency trading platforms to our customers

As an online brokerage service provider, we attract new customers and retain our existing customers by providing them with stable and low-latency trading platforms. Especially when the market is volatile and high trade volume is expected, we are able to avoid delays in execution of customers’ trading orders and assist the customers to accomplish their investment plan.

Our plan to maintain our quality trading platform involves keeping our system hardware and software up to date, conducting regular stress tests, and providing IT training to our staff. We also plan to have regular meetings with our network provider to ensure the stability of internet services in support of our trading platform. We have implemented emergency backup plan in case of system failure. Our backup system is able to support our customers’ trading activities until the core system is fixed. Our stable and low-latency trading platforms are a core part of our strength, and we are committed to continue our efforts in maintaining the reliability and efficiency of our trading platforms.

Our ability to meet the regulatory requirements to provide brokerage, margin financing and asset management services in Hong Kong

Brokerage services, margin financing and asset management are highly regulated in Hong Kong. While our operations are mainly located in Hong Kong, we are inevitably subject to the relevant laws and regulations, in particular, the Securities and Futures Ordinance (Cap. 571) (“SFO”), under the supervision of the Securities and Futures Commission of Hong Kong (“HKSFC”). Pursuant to the SFO, we have to comply with all application provisions concerning statutory obligations such as maintenance of minimum capital adequacy, specific regulatory reporting, and availability of responsible officers.

We monitor our capital level on daily basis so as to fulfill the statutory requirements. Before making a significant movement of our cash, we will estimate the effect of sub activity on our capital level and make sure to remain compliant with the regulations. Accordingly, we also have statutory obligations to report to the authority on monthly basis about our capital level maintained at the end of the month and if any significant fluctuations occurred that we shall notify the authority.

Besides, as required by the SFO, there must be at least two responsible officers per regulated activity, who will supervise our regulated business and assume greater responsibilities over the SFO compliance. To maintain compliance, we have always maintained two to three experienced responsible officers for each regulated activity. To retain our responsible officers and stay compliant with the availability of responsible officer, we offer attractive remuneration packages and align their interests with the Company’s interests.

Key Components of Results of Operations

Revenues

Our revenues consist of commissions, trading solution services and other service revenues, trading gains, interest income and others. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the years indicated:

	For the Six Months Ended September 30,
	2023		2022
	US$	%	US$	%
Revenues:
Futures brokerage commissions	2,330,723	32.6	2,639,572	51.2
Trading solution services fees	1,691,441	23.7	2,369,296	45.9
Other service revenues	239,503	3.4	56,778	1.1
Trading gains	2,252,043	31.5	6,098	0.1
Interest income and others	635,610	8.8	85,664	1.7
Total revenues	7,149,320	100.0	5,157,408	100.0

Futures brokerage commissions

Futures brokerage commissions represent commission income on futures broking that are charged at a fixed rate for each transaction our customers executed through our online trading platforms, all of which are under the consolidated accounts where the customer information is not disclosed to the third party brokers. We receive commissions from customers and pay the execution and clearing fees to our clearing brokers. The fixed rates applied to the customers vary depending on the type of customer, the type of transaction, the trading method, and the trade volume from the particular customer. Commissions from futures broking make up for most of our revenues, at 32.6% and 51.2% of the total revenues for the six months ended September 2023 and 2022, respectively.

Trading solution services fees

Commencing in the year of 2022, we provided trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and financial products, through our internally developed proprietary investment management software. We provide a variety of functions suitable for front-end transaction executions and back-office settlement operations. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. Trading solution services fees accounted for 23.7% and 45.9%, respectively, of total revenues during the six months ended September 30, 2023 and 2022.

Other service revenues

Other service revenues represent the revenues generated from rendering other financial services including securities brokerage, consulting services, and currency exchange services. We generally receive subscription fees calculated with reference to the amount subscribed by our clients of the structured products. For the six months ended September 2023 and 2022, other service revenues accounted for 3.4% and 1.1% of total revenues, respectively.

The margin financing services did not generate any revenue for the six months ended September 30, 2023 and 2022. For options trading, we have the capacity to offer options trading services and they are available to our clients. However, there was no revenue generated from options trading services for the relevant periods.

Trading gains

We began proprietary trading in US stocks since March 2020, and trading in HK stocks since January 2021. The trading gains mainly consist of realized and unrealized gains and losses from investment in US stocks, which are included in Securities owned, at fair value. Trading gains make up for 31.5% and 0.1% of total revenues for the six months ended September 30, 2023 and 2022.

Interest income and others

For the six months ended September 30, 2023, the interest income was comprised of interest income of $0.1 million charged on loans made to a third party, interest income of $0.2 million charged on our clients who traded US stocks, and interests of $0.3 million earned on bank deposits

For the six months ended September 30, 2022, interest income and others primarily consist of interests earned on bank deposits.

Expenses

The following table sets forth our operating cost and expenses, both in absolute amount and as a percentage of total revenues, for the years indicated:

	For the Six Months Ended September 30,
	2023		2022
	US$	%	US$	%
Expenses:
Commission expenses	1,521,942	21.3	1,737,516	33.7
Compensation and benefits	622,908	8.7	487,974	9.5
Communications and technology	376,109	5.3	309,600	6.0
Occupancy	70,531	1.0	62,461	1.2
Travel and business development	85,156	1.2	125,704	2.4
Professional fees	768,626	10.8	524,574	10.2
Other administrative expenses	112,337	1.6	71,396	1.4
Total expenses	3,557,609	49.9	3,319,225	64.4

Commission expenses

Commission expenses represent the fees we paid to our broker partners, when we place a client order to an exchange market through these partners. We expect that our commission expenses will increase in absolute amount as we expand our brokerage business and offer more products from securities and futures exchanges around the world. We place orders through broker partners except for orders to the Hong Kong Stock Exchange. Commission expenses accounted for 22.6% and 33.7% of our revenues for the six months ended September 30, 2023 and 2022, respectively.

Compensation and benefits

Compensation and benefits represent the salaries, performance based discretionary bonuses and contribution to retirement fund, and share-based compensation expenses to non-executive directors. Compensation and benefits expenses accounted for 9.2% and 9.5% of our revenues for the six months ended September 30, 2023 and 2022, respectively.

Communications and technology

Communications and technology expenses represent fees we paid for the use of third party electronic trading systems, including an online stock trading system, an online futures trading system, and another futures trading system that was a one-time incidental cost pursuant to a customer’s special request, as well as the outsourced trading solution support services. Communications and technology expenses accounted for 5.6% and 6.0% of our revenues for the six months ended September 30, 2023 and 2022, respectively.

Occupancy

Occupancy expenses are the rental expenses we paid for our office premises, which accounted for around 1.0% and 1.2% of our revenues for the six months ended September 30, 2023 and 2022, respectively.

Travel and business development, Professional fees and Other administrative expenses

Travel and business development expenses include overseas and local travelling, and the entertainment expenses. Professional fees are mainly the service fees for auditing, consulting, legal, and other professional services which are needed during the ordinary course of our business operation. Other administrative expenses primarily consist of fees paid to the Stock Exchange of Hong Kong and Chicago Mercantile Exchange, business entertainment expenses, exchange difference, depreciation expense, finance costs and other miscellaneous expenses such as utilities. All of these expenses accounted for 8.3% and 14.0% of our revenues for the six months ended September 30, 2023 and 2022, respectively.

Taxation

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, we are not subject to tax on income or capital gains. Neither Cayman Islands nor British Virgin Islands withholding tax will be imposed upon payments of dividends to our shareholders.

Hong Kong

ZYSL and ZYCL are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. For the years ended March 31, 2023, 2022 and 2021, Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD 2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, ZYSL and ZYCL are exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

Singapore

TOP Fin, TOP Asset Management are incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. TOP Fin and TOP Asset Management are subject to a flat rate of 17%.

Australia

TOP 500 is incorporated in Australia and are subject to Australian Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Australian tax laws. TOP 500 is subject to a flat rate of 25%.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the six months ended September 30, 2023 and 2022 as indicated, and provides information regarding the dollar and percentage increase or (decrease) during such periods. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the Six Months Ended September 30,
	2023	2022
Revenues
Futures brokerage commissions	$2,330,723	$2,639,572
Trading solution service revenues	1,691,441	2,369,296
Other service revenues	239,503	56,778
Trading gains	2,252,043	6,098
Interest income and other	635,610	85,664
Total revenues	7,149,320	5,157,408

Expenses
Commission expenses	1,521,942	1,737,516
Compensation and benefits	622,908	487,974
Communications and technology	376,109	309,600
Occupancy	70,531	62,461
Travel and business development	85,156	125,704
Professional fees	768,626	524,574
Other administrative expenses	112,337	71,396
Total expenses	3,557,609	3,319,225

Income before income taxes	3,591,711	1,838,183
Income tax expense	75,422	-
Net income	$3,667,133	$1,838,183

Revenues

Total revenues increased by 38.6% from US$5.2 million in the six months ended September 30, 2022 to US$7.1 million in six months ended September 30, 2023. The increase was mainly driven by an increase of US$2.2 million in trading gains, an increase of US$0.5 million in interest income and others and an increase of $0.2 million in other service revenues, net off against a decrease of US$0.3 million in futures brokerage commissions and a decrease of US$0.7 million in software service fees.

Futures brokerage commissions – Futures brokerage commissions kept stable for the six months ended September 30, 2023 and 2022. As compared with the futures brokerage commissions for the six months ended September 30, 2022, the futures brokerage commissions decreased by 11.7% for the six months ended September 30, 2023. The decrease in future brokerage commission was caused by a decrease in futures contract volume on our platform from 1.9 million for the six months ended September 30, 2022 to 1.5 million for the six months ended September 30, 2023, with the increase in average commission rate over trading volumes from US$1.43 in the six months ended September 30, 2022 to US$1.58 for the same period of 2023.

Trading solution services fees – The Company commenced trading solution services to customers since May 2021. Trading solution service fees decreased by 28.6% from US$2.4 million for the six months ended September 30, 2022 to US$1.7 million for the six months ended September 30, 2023. The decrease was mainly because of decreased service requirement from our customers due to underperforming condition in Hong Kong stock market. For the six months ended September 30, 2023 and 2022, the Company generated revenues of US$1.7 million and US$2.4 million, respectively, from provision of trading solution services to 9 and 9 customers for both period.

Trading gains – Trading gains/losses were firstly recognized as proprietary trading business started in March 2020. The Company had trading gains of US$2.3 million in the six months ended September 30, 2023 as compared to trading losses of US$6,098 in the six months ended September 30, 2022, which was mainly driven by the market condition of the US stock market.

Interest income and others – Interest income and others increased from US$3,535 in the six months ended September 30, 2022 to US$0.5 million in the six months ended September 30, 2023. The increase was attributable to interest income of $0.2 million from loans of US$5.0 million to a third party, interest income of $0.3 million charged on receivables due from our clients who traded US Stock markets, and an increase in bank interest income with increase in cash balance.

Expenses

Commission expenses – Commission expenses decreased from US$1.7 million for the first half of 2022 to US$1.5 million for the same period of 2023. The decrease in commission expenses was in line with the decrease in commission income for the six months ended September 30, 2023.

Compensation and benefits – Compensation and benefits increased by 27.7% from US$0.5 million in the six months ended September 30, 2022 to US$0.6 million in the six months ended September 30, 2023, which was mainly caused by increase in headcount for our new office in Singapore.

Communications and technology – Communications and technology expenses increased by 21.5% from US$0.3 million in the six months ended September 30, 2022 to US$0.4 million in the six months ended September 30, 2023. The increase in communications and technology expenses was caused by increased technology expenses to support trading solution services provided to our customers.

Professional fees – Professional fees increased by 46.6% from US$0.5 million in the six months ended September 30, 2022 to US$0.8 million in the six months ended September 30, 2023. The increase in professional fees was primarily incurred for legal and consulting expenses incurred after IPO, while the legal expenses were capitalized during the IPO process.

Income before income taxes

We had an income before income taxes of US$3.6 million and US$1.8 million in the six months ended September 30, 2023 and 2022, respectively. Our operating margin was 53.5% and 35.6% in the six months ended September 30, 2023 and 2022, respectively.

Income tax benefits

Our income tax benefits increased from US$nil in the six months ended September 30, 2022 to US$75,422 in the six months ended September 30, 2023, which was primarily due to reversal of over estimated income tax expenses in the six months ended September 30, 2023.

Net income

As a result of the foregoing, our net income increased by 99.5% from US$1.8 million in the six months ended September 30, 2022 to US$3.7 million in the six months ended September 30, 2023.

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheets as of September 30, 2023 and March 31, 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus.

	September 30, 2023	March 31, 2023
Assets
Cash and cash equivalents	$24,522,035	$15,966,421
Restricted cash	662,346	1,879,472
Loans receivable	3,561,155	8,855,220
Receivables from customers for trading activities	516,858	-
Receivables from broker-dealers and clearing organizations	2,302,866	3,212,777
Receivables from customers	2,573,095	3,773,982
Receivables from customers – related parties	1,326,537	1,523,259
Securities owned, at fair value	5,218,914	2,741,178
Fixed assets, net	472,231	482,130
Intangible asset, net	63,850	63,695
Right of use assets	126,716	156,656
Long-term investment in a joint venture	256,420	256,420
Deposit for long-term investment	-	200,000
Available-for-sale investment	1,000,000	1,000,000
Income tax recoverable	89,852	14,386
Other assets	220,492	158,300
Total assets	$42,913,367	$40,283,896

Liabilities and shareholders’ equity
Payable to customers	$3,166,888	$3,500,690
Payable to customers – related parties	101,313	43,127
Accrued expenses and other liabilities	528,021	638,617
Lease liabilities	128,403	150,139
Total liabilities	$3,924,625	$4,332,573

Cash and cash equivalents

Cash and cash equivalents consist of funds deposited with banks, which are highly liquid and are unrestricted as to withdrawal or use. The total balance of cash and cash equivalents increased from US$16.0 million as of March 31, 2023 to US$24.5 million as of September 30, 2023, because we generated cash inflows of US$6.3 million from operating activities, and cash inflows of US$0.4 million from investing activities.

Restricted cash

Restricted cash mainly represents the amount of cash deposited by our customers that have been segregated as obligated by the rules mandated by the primary regulators of our certain subsidiaries. A corresponding payable due to customers is recorded upon receipt of the cash from the customer. Our restricted cash decrease from US$1.9 million as of March 31, 2023 to US$0.7 million as of September 30, 2023. The decrease in restricted cash is in line with the decrease in decrease service request from our customers.

Loans receivable

As of September 30 and March 31, 2023, loans receivable consisted for the following:

	September 30, 2023	March 31, 2023

Loans receivable (i)	$2,000,000	$5,000,000
Receivable due customers holding US stocks (ii)	1,561,155	3,855,220
	$3,561,155	$8,855,220

(i)	In October 2022, the Company and a third party entity entered into a loan agreement, pursuant to which the Company made a loan of $5,000,000 to the borrower at the interest rate of 0.67% per month. The borrower repaid the outstanding principal and interest in June 2023.

In August 2023, the Company and another third party entered into a promissory note agreement, pursuant to which the Company made a loan of $2,000,000 to the borrower. The promissory note bears a monthly interest rate of 0.67% with a maturity date of six months anniversary of the date of the note.

(ii)	As of September 30, 2023 and March 31, 2023, loans of $1,561,155 and $3,885,220 due from customers holding US stocks represented the purchase price of stock exceeding the deposits paid by customers which traded these US stocks through the Company’s platform. The US stocks were under custodian of the Company, and the customers shall fully paid the balance to the Company after they sold these stocks. As of the date of this report, US$0.5 million, or 35.8% of the receivable as of September 30, 2023 were repaid by the customers.

Receivables from customers

Receivables from customers include the trading solution services fees due from customers once the transactions have been executed and completed.

As compared with the balance as of March 31, 2023, the receivables due from trading solution services decreased by 31.8% to US$2.6 million as of September 30, 2023. The decrease in the balance as of September 30, 2023 was mainly because the Company generate decreased revenues in trading solution services in the six months ended September 30, 2023.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations arise from the business of dealing in futures or investment securities. Broker-dealers will require balances to be placed with them in order to cover the positions taken by its customers, which are repayable on demand subsequent to settlement date. Clearing house receivables typically represent proceeds receivable on trades that have yet to settle and are usually collected within two days. Generally, our receivables from broker-dealers and clearing organizations change daily depending on various factors, including the trading volume in net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. Our receivables from broker-dealers and clearing organizations decreased by 28.3% from US$3.2 million as of March 31, 2023 to US$2.3 million as of September 30, 2023, mainly due to such daily fluctuations.

Securities owned, at fair value

Securities owned, at fair value, mainly represented investments in both US stocks, all of which are on S&P500 index, and in HK stocks.

Payables to customers

Payables to customers represent payables related to the Company’s customer trading activities, which include the cash deposits received by the Company as requested by third party broker-dealers to place with them in order to cover the positions taken by its customers, clearing house payables due on pending trades and payable on demand, as well as the bank balances held on behalf of customers. Our payables to customers change daily depending on various factors, including the trading volume, net buy/sell transactions, futures contracts, long/short position and frequency of transactions on each specific day. The balances as of September 30, 2023 and March 31, 2023 kept stable at US$3.2 million and US$3.5 million, respectively.

Liquidity and Capital Resources.

Prior to our initial public offering in June 2022, our principal sources of liquidity to finance our operating activities have been net cash generated from operating activities.

As of September 30, 2023, we had US$25.2 million in cash, cash equivalents and restricted cash, out of which US$18.6 million was held in U.S. dollars and the rest was held in Hong Kong dollars and other currencies. Our cash, cash equivalents and restricted cash primarily consist of general bank balances and segregated clients’ bank account balances.

We believe that our current cash, cash equivalents and restricted cash and our anticipated cash flows from operations will be sufficient to meet our cash needs for general corporate purposes for at least the next 12 months. We may decide in the future to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

Regulatory Capital Requirements

Subject to certain exemptions specified under the Securities and Futures (Financial Resources) Rules of Hong Kong (the “HK Financial Resources Rules”), two of our Hong Kong subsidiaries, ZYSL and ZYCL, are securities dealers and asset management companies registered with the Securities and Futures Commission of Hong Kong (the “HKSFC”), an independent statutory body set up in accordance with the Securities and Futures Ordinance of the law of Hong Kong, and thus are required to maintain minimum paid-up share capital and required liquid capital in accordance with the HK Financial Resources Rules. The following table sets forth a summary of the key requirements under the HK Financial Resources Rules that are applicable to ZYSL and ZYCL:

Company	Type of regulated activities governed by the HKSFC	Minimum amount of paid-up capital		Required liquid capital
ZYSL	Type 1 and 2	HKUS$	10,000,000	HKUS$	3,000,000 or	(i)
ZYCL	Type 4, 5 and 9	HKUS$	5,000,000	HKUS$	3,000,000 or	(i)

(i)	for company licensed for any regulated activities other than Type 3 regulated activities, its variable required liquid capital, which means 5% of the aggregate of (a) its adjusted liabilities, (b) the aggregate of the initial margin requirements in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, and (c) the aggregate of the amounts of margin required to be deposited in respect of outstanding futures contracts and outstanding options contracts held by it on behalf of its clients, to the extent that such contracts are not subject to the requirement of payment of initial margin requirements.

As of September 30, 2023 and March 31, 2023, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

Cash Flows

	For the Six Months Ended September 30,
	2023	2022
Net cash provided by (used in) operating activities	$2,479,914	$(4,721,077)
Net cash provided by (used in) investing activities	4,800,230	(200,000)
Net cash provided by financing activities	-	22,651,029
Effect of exchange rates on cash, cash equivalents and restricted cash	58,344	(13,398)
Net increase in cash, cash equivalents and restricted cash	7,338,488	17,716,554
Cash, cash equivalents and restricted cash, beginning of period	17,845,893	7,956,759
Cash, cash equivalents and restricted cash, end of period	$25,184,381	$25,673,313

Operating activities

Net cash provided by operating activities in the six months ended September 30, 2023 was US$2.5 million, as compared to the net profit of US$3.7 million. The difference was primarily attributable to (i) a decrease of US$1.2 million in accounts receivable due from customers as a result of accelerated collections form our customers, and (ii) an increase of US$2.5 million in securities owned, at fair value as we increased investments.

Net cash used in operating activities in the six months ended September 30, 2022 was US$4.7 million, as compared to the net profit of US$1.8 million. The difference was primarily attributable to (i) an increase of US$1.6 million in receivables due from customers as a result of increase in revenues from trading solution services, (ii) an increase of US$4.1 million in payments on behalf of customers for trading securities, including both third parties and related parties, and (iii) an increase of US$0.9 million in other assets.

Investing activities

Net cash provided by investing activities in the six months ended September 30, 2023 was US$4.8 million, which was comprised of collection of loans from a third party of US$5.0 million, and collection of loans from third party security customers of $2.3 million, partially net off against loans made to a third party customer of US$2.0 million, payment of $0.5 million to the seller for acquisition of a subsidiary and purchase of property and equipment of US$2,973.

Net cash used in investing activities in the six months ended September 30, 2022 was US$0.2 million, which was fully used in payments of deposits for long-term investments.

Financing activities

No cash flows resulted from financing activities in the six months ended September 30, 2023.

Net cash provided by financing activities in the six months ended September 30, 2022 was US$22.7 million, which was provided by net proceeds of US$22.7 million from issuance of ordinary shares in the initial public offering.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Moreover, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Research and Development, Patent and Licenses, etc.

As of the date of this report, we had registered one trademark under the jurisdiction of Hong Kong. The trademark application was filed on October 29, 2016 and we received the trademark approval on December 23, 2016.

Our trademark is important to us as it distinguishes our brand and services from other competitors in the market.

Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

Critical Accounting Estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the unaudited condensed consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Credit Losses Against Receivables from Customers

On April 1, 2023, we adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, we changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance had no impact on the allowance for credit losses for accounts receivable.

After the adoption of ASU 2016-13, we maintain an allowance for credit losses and records the allowance for credit losses as an offset to receivables from customers and the estimated credit losses charged to the allowance is classified as operating expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. We assess collectability by reviewing receivables from customers on an individual basis because we had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

For the six months ended September 30, 2023 and 2022, no allowance for doubtful accounts were recorded.

Revenue recognition

a)	Revenue from Contracts with Customers

ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenues and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when we satisfy the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

We identified each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We have no material incremental costs of obtaining contracts with customers that we expect the benefit of those costs to be longer than one year, which need to be recognized as assets.

Futures brokerage commissions

We earn fees and commissions from futures brokerage services based on a fixed rate for each transaction, all of which are under the consolidated accounts where the customer information is not disclosed to the third party brokers. When a customer executes a futures transaction through our platform, future brokerage commission is recognized upon the completion of this transaction. Only a single performance obligation is identified for each future trading transaction, and the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing of brokerage service is agreed upon and the promised services are delivered to customers. All of our revenues from contracts with customers are recognized at a point in time. The future brokerage service could not be cancelled once it is executed and is not refundable, so returns and allowances are not applicable. Commissions are charged for each customer trade order executed and cleared by the third-party brokers. We recognize revenues on a gross basis as we are determined to be the primary obligor in fulfilling the trade order initiated by the customer. The Company may offer volume rebates as trading incentives to certain customers. The Company will review the customer’s transaction volume monthly and provide volume rebate on the commission charge to specific customer with large volume transactions. The volume rebate offered to such customer is accounted for as a variable consideration and determined based on most-likely amount method, which is recognized as a reduction of revenues. We did not offer the volume rebates offered during the six months ended September 30, 2023 and 2022, respectively.

Trading solution services fees

We provide trading solution services to customers (including individuals, proprietary trading companies or brokerage companies) for their trading on derivatives, equity, CFD and other financial products, through the internally developed proprietary investment management software. Our trading solution provides a variety of functions suitable for front-end transaction executions and back-office settlement operations. We implement the initial installation of such software for each customer and provides hosting services for a period of time, generally two years, as agreed in the contracts. The initial installation is considered as a set-up activity, rather than a promised service to customer, which provides no incremental benefit to customer beyond permitting the access and use the hosted application. We identify a single performance obligation from the contracts with customers. We charge each customer a fixed amount of initial installation fee and the monthly service fee based on a fixed rate per transaction executed on the platform with a minimum monthly fee. We recognize the trading solution services as satisfied over the time.

Structured note subscription fees

We earn subscription service fees from customers by assisting customers to identify and subscribe for structured note products, which is calculated at a fixed percentage of investment amount. We identify a single performance obligation for each subscription service, and recognize subscription fee income when the customers successfully subscribe for the structured note products and underlying contract between the customer and financial institution becomes non-cancellable, which is the point in time when the control of service is completed. The Company recognizes revenue net of discount (if any) on a gross basis as the Company is determined to be the primary obligor in fulfilling the subscription services.

Other service revenues

We provide other financial services including securities brokerage, consulting services, and currency exchange services, and earn securities brokerage commissions, consultancy fee income and other revenues, which are recognized when the service is rendered according to the relevant contracts.

Contract liabilities

Our contract liabilities include payments received in advance of performance under structured note subscription service contracts which will be recognized as revenue as we executed the subscription service with brokers under the contract, as well as the deferred installation service fee received from trading solution services.

b) Trading gains, interest income and other

Trading gains and losses along with interest income fall within the scope of ASC Topic 825, Financial Instruments, which is excluded from the scope of ASC Topic 606. Trading gains and losses mainly consist of realized and unrealized gains and losses from the investment in US common stocks, which are included in Securities owned, at fair value. Interest and other income primarily consist of interests earned on bank deposit.

Income tax expenses

We account for income taxes in accordance with the U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forwards. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Holding Company Structure

TFGL is a holding company incorporated in the Cayman Islands with no material operations of its own. We conduct our operations primarily in Hong Kong through our subsidiaries in Hong Kong.

As a result, TFGL’s ability to pay dividends may depend upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Inflation in Hong Kong has not materially affected our results of operations in recent years. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index was 1.7% for fiscal years ended March 31, 2023 and 2022. Although we have not been affected by inflation in the past, we may be affected if Hong Kong and any other jurisdiction where we operate in the future experience higher rates of inflation in the future.